UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on August 30, 2024, reporting the Company’s results for the second quarter and six months ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: August 30, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

SECOND QUARTER 2024

30 August 2024

FRONTLINE PLC REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2024

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the six months ended June 30, 2024:

Highlights

•	Profit of $187.6 million, or $0.84 per share for the second quarter of 2024.
•	Adjusted profit of $138.2 million, or $0.62 per share for the second quarter of 2024.
•	Declared a cash dividend of $0.62 per share for the second quarter of 2024.
•	Reported revenues of $556.0 million for the second quarter of 2024.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the second quarter of $49,600, $45,600 and $53,100 per day, respectively.
•
Entered into an agreement to sell its oldest Suezmax tanker built in 2010, for a net sales price of $48.5 million. After repayment of existing debt, the transaction is expected to generate net cash proceeds of approximately $36.5 million.

•
Entered into a senior secured term loan facility in an amount of up to $606.7 million to refinance eight Suezmax tankers and eight LR2 tankers, which generated net cash proceeds of approximately $275.0 million.

•
Repaid an aggregate of $395.0 million under both the shareholder loan with Hemen Holding Limited (“Hemen”), our largest shareholder, and the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen in the second and third quarters of 2024.

•
Secured a commitment for a sale-and-leaseback agreement in an amount of up to $512.1 million to refinance 10 Suezmax tankers, which is subject to execution of final transaction documents to both parties' satisfaction. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter of 2024, which is expected to be partly used to repay the remaining $75.0 million drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The second quarter of 2024 was very much in line with first quarter. Markets carried on at the same pace with positive volatility in an increasingly complicated geo-political landscape. Frontline continued optimizing its position by divesting older assets, consolidating our financials and executing on our strategy of efficiently running one of the largest modern fleets in the tanker market to enhance shareholder returns. Seasonality has a big effect on tanker markets, and as most of the global population lives in the northern hemisphere, the summer is the soft period. Historically, refinery utilization increases from here, as the world begins to prepare for winter and volatility in the tanker markets resumes.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“In the second and third quarters of 2024 we completed our strategy of freeing up capital by re-leveraging part of the existing fleet and selling older non-Eco vessels enabling us to repay an aggregate of $395.0 million, which was drawn under the Hemen shareholder loan and our $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen to partly finance the acquisition of the 24 VLCCs from Euronav NV. In the third quarter, we further secured a commitment for a sale-and-leaseback agreement to refinance 10 Suezmax tankers. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter of 2024, which will enable us to repay the remaining $75.0 million drawn under our $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen.”

Average daily TCEs and estimated cash breakeven rates
($ per day)		Spot TCE		Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2024	Q2 2024	Q1 2024	Q3 2024
VLCC	48,800	49,600	48,100	47,400	79%	29,600
Suezmax	45,700	45,600	45,800	41,900	85%	22,300
LR2 / Aframax	53,700	53,100	54,300	50,100	65%	21,200

We expect the spot TCEs for the full third quarter of 2024 to be lower than the spot TCE currently contracted, due to the impact of ballast days at the end of the third quarter of 2024. The number of ballast days at the end of the second quarter of 2024 was 1,043 days for VLCCs, 306 days for Suezmax tankers and 147 days for LR2/Aframax tankers.

Second Quarter 2024 Results

The Company reported profit of $187.6 million for the second quarter ended June 30, 2024, compared with profit of $180.8 million in the previous quarter. The adjusted profit2 was $138.2 million for the second quarter of 2024 compared with adjusted profit of $137.9 million in the previous quarter. The adjustments in the second quarter of 2024 consist of a $51.5 million gain on the sale of vessels, a $2.1 million gain on marketable securities, $0.4 million debt extinguishment gains, $1.0 million relating to dividends received, a $2.1 million share of losses of associated companies and a $3.4 million unrealized loss on derivatives. The adjusted profit in the second quarter of 2024 was comparable to the first quarter of 2024 as the decrease in our TCE earnings from $369.7 million in the previous quarter to $357.7 million in the current quarter as a result of the disposal of two VLCCs and two Suezmax tankers was offset by a decrease in ship operating expenses, administrative expenses, depreciation and finance expense, as well as an increase in interest income.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Tanker Market Update

Global oil consumption, as reported by the Energy Information Administration (“EIA”), averaged 102.8 million barrels per day (“mbpd”) in the second quarter of 2024, 1.0 mbpd higher than the previous quarter. Looking ahead, demand is projected to accelerate in the second half of the year, potentially reaching 104.9 mbpd in December 2024.

Oil supply remained stable in the second quarter of 2024, averaging 102.1 mbpd. The Organization of the Petroleum Exporting Countries’ (“OPEC”) supply cut strategy remains in effect, resulting in an average production decrease of 0.6 mbpd compared to the second quarter of 2023. We continue to observe the trend where countries outside of OPEC are increasing their production. Compared to the same quarter last year non-OPEC countries increased their production with 1.2 mbpd. Looking one year ahead, the EIA anticipates additional non-OPEC production growth of 1.5 mbpd, potentially reaching an output of 71.7 mbpd.

However, the crude oil markets are seeing concerning developments. According to industry sources and based on the tracking of oil movements, the volume of oil exported from sanctioned countries has increased in the recent years, now amounting to 18.0% of all waterborne crude and condensate, estimated to be around 41.0 mbpd. Russia makes up a large portion of this and as EU and G7 sanctions continue to tighten, the transportation of Russian oil and products appears to attract a growing number of non-compliant vessels often referred to as the ‘grey fleet’. With such a large part of the trade employing questionable actors, an approximately 6% of the global VLCC, Suezmax and Aframax tanker fleet is reported to be sanctioned by the U.S. Office of Foreign Asset Control (OFAC). The average age of the global tanker fleet continues to rise with 13.0% of the above-mentioned asset classes over 20 years of age. This generation of tonnage are not normally used for oil transportation by compliant charterers and owners. The International Maritime Organization (IMO) has stated a clear regulatory path to reduce the industry’s carbon footprint with 20 to 30% by 2030. In addition, the UN organization’s commitment to the safety and security of shipping has placed increasing scrutiny on vessel owners. We believe it will be challenging to meet these ambitious goals since the environmental credentials of a tanker built prior to 2004 will not change without significant and potentially prohibitive investment.

The overall tanker order book for the asset classes that Frontline owns is now 15.3% of the existing global fleet, with 54, 94, and 147 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, only one VLCC is expected for delivery in the remainder of 2024 and five are expected to be delivered in 2025, thus increasing optimism for this asset class in particular. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker market in the near term due to the general age profile of the existing fleet.

The Fleet

As of June 30, 2024, the Company’s fleet consisted of 82 vessels owned by the Company (41 VLCCs, 23 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.9 million DWT. As of June 30, 2024, 99% of the Company's fleet were Eco vessels and 56% were scrubber-fitted vessels with a total average age of 6.2 years, making it one of the youngest and most energy-efficient fleets in the industry.

In January 2024, the Company announced that it has entered into an agreement to sell its five oldest VLCCs, built in 2009 and 2010, for an aggregate net sale price of $290.0 million. Three of the vessels were delivered to the new owner during the first quarter of 2024, and the two remaining vessels were delivered in the second quarter of 2024 (one of which was classified as held for sale as of March 31, 2024). After repayment of existing debt on the five vessels, the transaction generated net cash proceeds of approximately $208.0 million. The Company recorded a gain of $42.7 million in the first quarter of 2024 in relation to the three vessels delivered in the period and recorded a gain of $25.9 million in the second quarter of 2024 in relation to the delivery of the remaining two vessels.

In January 2024, the Company entered into an agreement to sell one of its oldest Suezmax tankers, built in 2010, for a net sale price of $45.0 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $32.0 million, and the Company recorded a gain of $11.8 million in the second quarter of 2024.

In March 2024, the Company entered into an agreement to sell another one of its oldest Suezmax tankers, built in 2010, for a net sale price of $46.9 million. The vessel was delivered to the new owner during the second quarter of 2024. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of approximately $34.0 million, and the Company recorded a gain of $13.8 million in the second quarter of 2024.

In June 2024, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2010, for a net sale price of $48.5 million. The vessel is expected to be delivered to the new owner during the fourth quarter of 2024. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $36.5 million, and the Company expects to record a gain of approximately $18.0 million in the fourth quarter of 2024.

In March 2024, the Company entered into a fixed rate time charter-out contract for one VLCC to a third party on a three-year time charter at a daily base rate of $51,500. The charter commenced in the third quarter of 2024.

In April 2024, the Company entered into a time charter-out contract for one Suezmax tanker to a third party on a three-year time charter at a daily base rate of $32,950 plus 50% profit share.

Corporate Update

In June 2024, the Company attended an introductory hearing before the Enterprise Court in Antwerp, Belgium, in response to a summons received from certain funds managed by FourWorld Capital Management LLC (“FourWorld”) in connection with their claims pertaining to the integrated solution for the strategic and structural deadlock within Euronav NV ("Euronav") announced on October 9, 2023, and Euronav’s acquisition of CMB.TECH NV. FourWorld claims that the transactions should be rescinded and in addition has requested the court to order Compagnie Maritime Belge NV and Frontline to pay damages in an amount to be determined in the course of the proceedings. A procedural calendar has been agreed and the case is scheduled for oral court pleadings in May 2026, after which a judgment will be rendered. The Company finds the claims to be without merit and intends to vigorously defend against them.

The Board of Directors declared a dividend of $0.62 per share for the second quarter of 2024. The record date for the dividend will be September 13, 2024, the ex-dividend date is expected to be September 13, 2024, for shares listed on the New York Stock Exchange and September 12, 2024, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about September 30, 2024.

The Company had 222,622,889 ordinary shares outstanding as of June 30, 2024. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2024 was 222,622,889.

Financing Update

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partly finance the acquisition of 24 VLCCs from Euronav (the “Acquisition”). The facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard. In December 2023, the Company drew down $891.3 million under the facility to partly finance the Acquisition. Up to $518.7 million remained available and undrawn under the facility as of December 31, 2023, all of which was drawn down to partly finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition (the “Hemen shareholder loan”). The Hemen shareholder loan has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities. In December 2023, the Company drew down $235.0 million under the Hemen shareholder loan to partly finance the Acquisition. Up to $304.9 million remained available to be drawn as of December 31, 2023. In January 2024, the Company drew down $60.0 million to partly finance the remaining 13 vessels delivered as a result of the Acquisition in the first quarter of 2024. In June 2024, the Company repaid $147.5 million under the Hemen shareholder loan. In August 2024, the Company repaid the Hemen shareholder loan in full.

In December 2023, the Company drew down $99.7 million under its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen to partly finance the Acquisition. In April 2024, the Company repaid $100.0 million under the facility. Up to $200.0 million remains available to be drawn following the repayment.

In May 2024, the Company entered into a senior secured term loan facility in an amount of up to $606.7 million with China Exim Bank and DNB, insured by China Export and Credit Insurance Corporation, to refinance eight Suezmax tankers and eight LR2 tankers. The facility has a tenor of approximately nine years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of approximately 19.7 years commencing on the delivery date from the yard. In June 2024, the Company drew down $306.5 million under the facility. Up to $300.2 million remained available and undrawn as of June 30, 2024, all of which was drawn down in August 2024. The refinancing generated net cash proceeds of approximately $275.0 million, of which $135.3 million was generated in the second quarter of 2024.

In July 2024, the Company secured a commitment from CMB Financial Leasing Co., Ltd (“CMB”) for a sale-and-leaseback agreement in an amount of up to $512.1 million to refinance a sale-and-leaseback agreement for 10 Suezmax tankers, which is subject to execution of final transaction documents to both parties' satisfaction. The lease financing has a tenor of 10 years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 20.6 years commencing on the delivery date from the yard and includes purchase options for Frontline throughout the period. The refinancing is expected to generate net cash proceeds of approximately $101.0 million in the fourth quarter, which is expected to be partly used to repay the remaining $75.0 million drawn under the $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen.

Conference Call and Webcast

On August 30, 2024, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;

•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;
•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	potential conflicts of interest involving members of our board of directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;

•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the developments in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels;

•	the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
August 29, 2024

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director
Cato Stonex - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2024

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2023 Apr-Jun	2024 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2024 Jan-Jun	2023 Jan-Jun	2023 Jan-Dec
512,763	556,026	Revenues	1,134,423	1,010,095	1,802,184
9,391	51,487	Other operating income	94,229	23,680	24,080
522,154	607,513	Total revenues and other operating income	1,228,652	1,033,775	1,826,264

156,610	197,795	Voyage expenses and commission	404,983	315,437	618,595
43,772	57,519	Ship operating expenses	117,345	87,490	176,533
11,701	12,566	Administrative expenses	27,412	24,339	53,528
57,096	83,714	Depreciation	171,726	112,642	230,942
269,179	351,594	Total operating expenses	721,466	539,908	1,079,598
252,975	255,919	Net operating income	507,186	493,867	746,666

4,855	5,647	Finance income	7,874	7,728	18,065
(32,390)	(73,380)	Finance expense	(144,756)	(77,807)	(171,336)
(20,795)	2,088	Gain (loss) on marketable securities	815	(23,968)	22,989
1,217	(2,134)	Share of results of associated company	(920)	4,955	3,383
24,973	975	Dividends received	1,283	25,500	36,852
230,835	189,115	Profit before income taxes	371,482	430,275	656,619
(161)	(1,541)	Income tax benefit (expense)	(3,089)	25	(205)

230,674	187,574	Profit for the period	368,393	430,300	656,414
$1.04	$0.84	Basic and diluted earnings per share	$1.65	$1.93	$2.95

2023 Apr-Jun	2024 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2024 Jan-Jun	2023 Jan-Jun	2023 Jan-Dec

230,674	187,574	Profit for the period	368,393	430,300	656,414

		Items that may be reclassified to profit or loss:
77	(214)	Foreign currency exchange gain (loss)	446	131	(39)
77	(214)	Other comprehensive income (loss)	446	131	(39)
230,751	187,360	Comprehensive income	368,839	430,431	656,375

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Jun 30 2024	Dec 31 2023
ASSETS
Current assets
Cash and cash equivalents	359,236	308,322
Marketable securities	8,247	7,432
Other current assets	491,785	412,172
Total current assets	859,268	727,926

Non-current assets
Vessels and equipment	5,435,574	4,633,169
Right-of-use assets	1,864	2,236
Goodwill	112,452	112,452
Investment in associated company	11,467	12,386
Prepaid consideration	—	349,151
Other non-current assets	30,790	45,446
Total non-current assets	5,592,147	5,154,840
Total assets	6,451,415	5,882,766

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	455,040	261,999
Current portion of obligations under leases	1,130	1,104
Other current payables	165,638	145,951
Total current liabilities	621,808	409,054

Non-current liabilities
Long-term debt	3,402,413	3,194,464
Obligations under leases	942	1,430
Other non-current payables	463	472
Total non-current liabilities	3,403,818	3,196,366

Commitments and contingencies
Equity
Frontline plc equity	2,426,261	2,277,818
Non-controlling interest	(472)	(472)
Total equity	2,425,789	2,277,346
Total liabilities and equity	6,451,415	5,882,766

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2023 Apr-Jun	2024 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2024 Jan-Jun	2023 Jan-Jun	2023 Jan-Dec
		OPERATING ACTIVITIES
230,674	187,574	Profit for the period	368,393	430,300	656,414
		Adjustments to reconcile profit to net cash provided by operating activities:
27,535	67,732	Net finance expense	136,882	70,079	153,271
57,096	83,714	Depreciation	171,726	112,642	230,942
(9,251)	(51,487)	(Gain) on sale of vessels and equipment	(94,229)	(21,960)	(21,959)
20,795	(2,088)	(Gain) loss on marketable securities	(815)	23,968	(22,989)
(1,217)	2,134	Share of results of associated company	920	(4,955)	(3,383)
(27)	2,919	Other, net	7,865	10,658	18,199
(8,033)	12,387	Change in operating assets and liabilities	(54,587)	(917)	(8,512)
(1,298)	(11,241)	Debt issuance costs paid	(18,774)	(1,325)	(20,020)
(43,142)	(70,554)	Interest paid	(133,349)	(83,181)	(165,193)
10,008	11,587	Interest received	19,978	17,845	39,411
283,140	232,677	Net cash provided by operating activities	404,010	553,154	856,181

		INVESTING ACTIVITIES
(2,566)	(9,434)	Additions to newbuildings, vessels and equipment	(908,493)	(153,280)	(1,631,423)
43,610	208,350	Proceeds from sale of vessels	382,350	142,740	142,740
—	—	Cash inflow on repayment of loan to associated company	—	1,388	1,388
—	—	Proceeds from sale of marketable securities	—	—	251,839
41,044	198,916	Net cash used in investing activities	(526,143)	(9,152)	(1,235,456)

		FINANCING ACTIVITIES
129,375	462,253	Proceeds from issuance of debt	1,355,037	259,375	1,609,449
(216,053)	(693,702)	Repayment of debt	(961,132)	(356,625)	(536,587)
(207)	(233)	Repayment of obligations under leases	(462)	(411)	(862)
(155,837)	(138,026)	Dividends paid	(220,396)	(394,043)	(638,928)
(242,722)	(369,708)	Net cash provided by (used in) financing activities	173,047	(491,704)	433,072

81,462	61,885	Net change in cash and cash equivalents	50,914	52,298	53,797
225,361	297,351	Cash and cash equivalents at start of period	308,322	254,525	254,525
306,823	359,236	Cash and cash equivalents at end of period	359,236	306,823	308,322

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2024 Jan-Jun	2023 Jan-Jun	2023 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	415	454	454
Other comprehensive income (loss)	446	131	(39)
Balance at end of period	861	585	415

RETAINED EARNINGS
Balance at beginning of period	445,999	428,513	428,513
Profit for the period	368,393	430,300	656,414
Cash dividends	(220,396)	(394,043)	(638,928)
Balance at end of period	593,996	464,770	445,999

EQUITY ATTRIBUTABLE TO THE COMPANY	2,426,261	2,296,759	2,277,818

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,425,789	2,296,287	2,277,346

APPENDIX I - Non-GAAP measures

Reconciliation of adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	YTD 2024	Q2 2024	Q1 2024	FY 2023	Q2 2023
Adjusted profit
Profit	368,393	187,574	180,819	656,414	230,674
Add back:
Loss on marketable securities	1,273	—	1,273	23,968	20,795
Share of losses of associated companies	2,134	2,134	—	1,690	—
Unrealized loss on derivatives (1)	3,385	3,385	—	20,950	—
Debt extinguishment losses	936	—	936	—	—

Less:
Unrealized gain on derivatives (1)	(815)	—	(815)	(6,075)	(6,075)
Gain on marketable securities	(2,088)	(2,088)	—	(46,957)	—
Share of results of associated companies	(1,214)	—	(1,214)	(5,073)	(1,217)
Gain on sale of vessels	(94,229)	(51,487)	(42,742)	(21,960)	(9,251)
Dividends received	(1,283)	(975)	(308)	(36,852)	(24,973)
Debt extinguishment gains	(354)	(354)	—	—	—
Gain on settlement of insurance and other claims	—	—	—	(397)	—
Adjusted profit	276,138	138,189	137,949	585,708	209,953
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	1.24	0.62	0.62	2.63	0.94

(1) Adjusted profit has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	YTD 2024	Q2 2024	Q1 2024	FY 2023	Q2 2023
Unrealized gain (loss) on derivatives	(2,570)	(3,385)	815	(14,875)	6,075
Interest income on derivatives	12,418	6,254	6,164	22,914	5,551
Gain (loss) on derivatives	9,848	2,869	6,979	8,039	11,626

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2024	Q2 2024	Q1 2024	FY 2023	Q2 2023
Revenues	1,134,423	556,026	578,397	1,802,184	512,763

Less
Voyage expenses and commission	(404,983)	(197,795)	(207,188)	(618,595)	(156,610)
Other non-vessel items	(2,066)	(575)	(1,491)	(13,524)	(3,810)
Total TCE	727,374	357,656	369,718	1,170,065	352,343

Time charter equivalent per day

Time charter equivalent per day (TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel-by -vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2024	Q2 2024	Q1 2024	FY 2023	Q2 2023
Time charter TCE (in thousands of $)
Suezmax	2,566	2,566	—	—	—
LR2	28,101	14,044	14,057	45,586	11,337
Total Time charter TCE	30,667	16,610	14,057	45,586	11,337

Spot TCE (in thousands of $)
VLCCs ex. vessels acquired from Euronav	179,858	78,889	100,969	395,514	126,102
VLCCs acquired from Euronav	187,658	103,393	84,265	1,054	—
VLCCs total	367,516	182,282	185,234	396,568	126,102
Suezmax	193,036	91,493	101,543	480,346	144,669
LR2	136,155	67,271	68,884	247,565	70,235
Total Spot TCE	696,707	341,046	355,661	1,124,479	341,006

Total TCE	727,374	357,656	369,718	1,170,065	352,343

Spot days (available days less off hire days)
VLCCs ex. vessels acquired from Euronav	3,357	1,493	1,864	7,869	1,971
VLCCs acquired from Euronav	4,170	2,180	1,990	184	—
VLCCs total	7,527	3,673	3,854	8,053	1,971
Suezmax	4,223	2,005	2,218	9,140	2,344
LR2	2,535	1,267	1,268	5,294	1,328

Spot TCE per day (in $ per day)
VLCCs ex. vessels acquired from Euronav	53,600	52,800	54,200	50,300	64,000
VLCCs acquired from Euronav	45,000	47,400	42,300	5,700	—
VLCCs total	48,800	49,600	48,100	49,200	64,000
Suezmax	45,700	45,600	45,800	52,600	61,700
LR2	53,700	53,100	54,300	46,800	52,900

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the third quarter of 2024 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the second quarter of 2024 was 1,043 days for VLCCs, 306 days for Suezmax tankers and 147 days for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.